EXHIBIT 21.1

Castle Brands Inc. Subsidiaries

Name	State/Country of Incorporation	Jurisdiction(s)
Castle Brands (USA) Corp.	Delaware, USA	New York Texas (d/b/a ‘‘Delaware Great Spirits Corp.’’)
Gosling-Castle Partners Inc.	Delaware, USA
McLain & Kyne Ltd.	Kentucky, USA	Georgia Alabama
Castle Brands Spirits Group Limited	Ireland
Castle Brands Spirits Company Limited	Ireland
The Boru Vodka Company Limited	Ireland
The Clontarf Irish Whiskey Company Limited	Ireland
Castle Brands Whiskey Company Limited	Ireland
Castle Brands Spirits Marketing and Sales Company Limited	Ireland
Great Spirits (Ireland) Limited	Ireland
Castle Brands Spirits Company (GB) Limited	United Kingdom
The Roaring Water Bay Spirits Company (NI) Limited	Northern Ireland